April 24, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7553

Re:	Edgen Group Inc. (the “Company”)

Registration Statement on Form S-1

Registration No. 333-178790

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of 15,000,000 shares of Class A common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. EDT on April 26, 2012, or as soon thereafter as is practicable.

In connection with the above-referenced Registration Statement, we wish to advise you that during the period from April 17, 2012 to the date of this letter, 3,107 copies of the Preliminary Prospectus dated April 17, 2012 have been distributed as follows: 1,523 to prospective institutional investors; 10 to prospective individual investors; and 1,574 to prospective underwriters, prospective dealers, rating agencies and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, JEFFERIES & COMPANY, INC.

By:	/s/ John Newman
Name: John Newman Title: Senior Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Ashley MacNeill
Name: Ashley MacNeill Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Carl Torrillo
Name: Carl Torrillo Title: Director
Acting on behalf of themselves and as the Representatives of the several Underwriters